Exhibit 12
The Scotts Miracle-Gro Company
Computation of Ratio of Earnings to Fixed Charges

($ IN MILLIONS)	Fiscal Year Ended September 30,
	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$392.7	$211.6	$225.7	$221.0	$150.9
Fixed charges	85.5	69.6	64.6	73.1	77.4
Other (1)	0.2	0.6	(5.2)	1.0	0.5
Interest capitalized	(0.3)	(0.4)	(0.4)	(0.8)	(0.9)
Total adjusted earnings available for payment of fixed charges	$478.1	$281.4	$284.7	$294.3	$227.9
Fixed Charges:
Interest expense (2)	$65.6	$50.5	$47.3	$59.2	$61.8
Interest capitalized	0.3	0.4	0.4	0.8	0.9
Rental expense representative of interest factor	19.6	18.7	16.9	13.1	14.7
Total Fixed Charges	$85.5	$69.6	$64.6	$73.1	$77.4
Ratio of Earnings to Fixed Charges	5.6	4.0	4.4	4.0	2.9

(1)
Includes amortization of capitalized interest, adjustments for non-controlling interests in consolidated subsidiaries and distributed earnings of equity investees. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.

(2)	Includes amortization of deferred financing and issuance costs related to indebtedness.